ABN 85 004 820 419	Level 12, IBM Centre	Tel +61 (0)3 8699 2600
GPO Box 5411, Melbourne	60 City Road, Southbank	Fax +61 (0)3 8699 2699
Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com

11 August 2010

Mr H Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Mr Schwall

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FILED MAY 27, 1010

FILE NO 001-10375

We are writing to you in response to your letter dated July 1, 2010. In answer to your queries, we comment as follows:

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009

Item 3 – Key Information, page 6

D. Risk Factors, page 9

Alumina’s ability to raise funds and refinance its debt is subject to external factors, page 10

1.	Include a brief explanation as to why the uncertainty of your status under the Investment Company Act of 1940 “constrains [your] ability to engage in capital raising transactions and other activities in the US market”.

Issuer Response :

We note your comment, and propose that the following elaboration will replace the paragraph on page 10 in future filings:.

“In addition, Alumina Limited’s primary assets consist of its interests in the various companies that make up the AWAC joint venture. Although Alumina does not hold itself out as, or carry out its operations as, an “investment company” as contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), uncertainty exists as to whether its interests in AWAC would be considered to be investment securities under the Investment Company Act. If the AWAC interests are determined to be investment securities, Alumina Limited may be determined to be an “investment company” as defined in the Investment Company Act. As a non-US operating company, it is not practical or feasible for Alumina Limited to register as an “investment company” under the Investment Company Act. While the uncertainty regarding its status continues, Alumina Limited is constrained in its ability to conduct capital raising activities in the U.S. capital markets as it is unable to register as an investment company under the Investment Company Act.”

Item 4 – Information on the Company, page 17

B. Business Overview, page 19

2.	Include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

Issuer Response :

Whilst our net profit includes a return on our equity investment, our reported revenues are limited to small amounts of interest income, and occasional one-off revenue associated with hedging activities. This revenue is itemised separately on the profit and loss statement.

The breakdown of AWAC revenue by geographic segment for the last three financial years is available within the notes to the Combined Financial Statements for AWAC (note B F-62). In future filings we will include an appropriate cross reference in Item 4 to the combined financial statements where this disclosure is contained.

Item 5 – Operating and Financial Review Prospects, page 40

A. Operating Results, page 40

Overview – AWAC, 2009 Performance Compared to 2008 Performance, page 47

3.	Please expand your disclosure to describe in greater detail material changes in your expenses (e.g. cost of goods sold) as required in the Item 303(a)(3) of Regulation S-K.

Issuer response:

For Alumina a description of movements relating to significant components of expenses is provided in the overview of Alumina Limited 2009 performance compared to 2008 on page 45 of the Form 20-F (General and administrative expenses, other income/expenses and Borrowing costs). The Company views this information as sufficient to enable the reader to understand the results of the operations.

The significant components of AWAC’s income and expenses for the financial year ended December 31, 2009 have been described under Overview –AWAC 2009 performance compared to 2008 performance page 47-48 of the Form 20-F. This includes a description of major components impacting AWAC’s operating margins and other significant components being the profit on acquisition of 45% interest in the Suriname refinery of US$33m, Brazilian project start up costs of US$33m, expenses relating to the MRN taxation settlement of US$16m and unrealized gains on translation of balance sheet items US$60m. As we have in the past, the Company will ensure that future disclosures describe in sufficient detail all material changes to enable the reader to understand the Company’s operations.

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4.	We note that you often refer to two or more factors that contributed to material changes over the reported periods. Please revise your disclosure to quantify the amount of the changes contributed by each of the factors or events that you identify. Please refer to Section III.D of SEC Interpretive Release 33-6835 (May 18, 1989), which may be found at http://www.sec.gov/rules/interp/33-6835.htm for further guidance.

Issuer response:

The Company believes that the explanation of the material change in revenues under page 47 of the Form 20-F describes substantially all of the reasons for material changes in the reported periods. The explanation describes the contributing factors being decline in average 3 month LME prices of 35% and reducing demand impacting volumes of 6.25% for Alumina and 5.25% for Aluminium. We confirm that the most significant impact on the movement in revenues was attributable to the reduction in LME pricing. The volume impacts were not material in comparison to the movement in LME pricing and the comments pertaining to production volumes were provided as additional information. In future filings, as we have in the past, the Company will attempt to describe all of the factors that contributed to material changes over the reported periods.

Alumina Limited and Controlled Entities US Financial Report, page F-1

5.	Please revise your disclosure to describe the effects of your initial application of new accounting standards and interpretations on your financial statements for the current or prior periods. We refer you to the guidance in paragraph 28 of IAS 8.

Issuer Response:

•	The Company believes the disclosures required by paragraph 28 of IAS 8 for newly adopted accounting standards that had a material impact are included in our annual financial statements.

•

The Company applied a new accounting standard, IFRS 8 Operating Segments, which replaces IAS 14 Segment Reporting and aligns segment reporting with the requirements of the US standard FAS 131 Disclosures about Segments of an Enterprise and Related Information. The Company disclosed the adoption of this new standard which requires a ‘management approach’, to present segment information on the same basis as that used for internal reporting purposes to the chief operating decision maker.

•

Other new accounting standards and interpretations which were applicable in the current financial year include the revised IAS 23 Borrowing costs and IFRS 2 Share based payment. The impact of the adoption of these standards was not material as there was no impact on the recognition and measurement of the company’s assets, liabilities or any other financial statement line items for the current or prior periods.

•

The Company has also applied the revised IAS 1.01 presentation of financial statements in the current financial year. The effect of the initial application of this disclosure standard is reflected in the statement of comprehensive income and statement of changes in equity. There was no impact on the measurement of financial statement line items.

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15. Interest-Bearing Liabilities, page F-26

(a) Convertible Bonds, page F-26

6.	We note that you issued US$350 million convertible bonds in May 2008. Your disclosure indicates that the bonds may be converted, at the option of the holder, into your equity at a fixed share price at the time of issuance. Your disclosure on page F-10 states that the value attributable to the conversion option embedded in your borrowings is recognised and included in shareholders’ equity, and that you recorded an option premium of A$44.7 million as equity upon issuance of the convertible bonds in accordance with this policy. We also note that the conversion price was subsequently adjusted to A$7.76 per share in October 2008 and A$6.57 per share in May 2009 as a result of your equity issuances. Please tell us whether your convertible bond agreement contains a provision which allows for the reduction in the conversion price of the bond based on a subsequent equity issuance and how you evaluated such provision when determining whether the conversion option is an embedded derivative that should be separated from the debt host and accounted for as a derivative in accordance with IAS 39.

Issuer response:

We confirm that the convertible bond agreement contains provisions that allow for the reduction in the conversion price of the bond based on selected types of subsequent equity issuances. The adjustments to the conversion price in October 2008 and May 2009 were in accordance with these provisions.

The adjustments to the conversion price made under these provisions are anti-dilution adjustments to maintain the economic rights of the bondholders relative to other shareholders. In accordance with Generally Accepted Accounting Principles under IFRS, such anti-dilutive adjustments do not cause the conversion option to be an embedded derivative that should be separated from the debt host under IAS39.

32. Financial Reporting by Segment, page F-43

(b) Entity wide disclosure: Geographical location of assets, page F-43

7.	We note that you modified your previous year’s disclosure of assets by geographic location to combine all foreign countries into one “Other” group. With respect to this change, please tell us:

a.	The changes that caused the impracticability to present your assets located in foreign countries in more detail.

b.	Whether the assets in any individual foreign country are material to your financial statements.

Issuer response:

a) The impracticability arises due to the allocation of GAAP differences on converting the AWAC financial information from US GAAP to IFRS. As these GAAP differences are determined at an AWAC level, an allocation to individual foreign locations is not available and a basis for allocating these adjustments would need to be developed. In prior years, this issue has not been as significant, as the foreign operations in Brazil were not as significant as they have now become and so an allocation of the adjustments to the non-Australian assets was not as problematic. In future filings, management will endeavour to identify an appropriate basis for making the allocation of these adjustments to the material foreign locations.

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b) Our investment in Brazil will be disclosed separately in future filings. There are no other assets in individual foreign countries that are material.

Exhibits

8.	Please file AWAC’s five year alumina supply contract with Alcoa that was entered into in 2010 or tell us why it does not need to be filed.

Issuer response:

The five year alumina supply contract among Alcoa of Australia Limited, Alcoa World Alumina LLC and Alcoa Inc., dated January 1, 2006, was extended on January 1, 2010 for an additional five year period (as amended and extended, the “Supply Agreement”). The Supply Agreement in essence serves to memorialize the obligation that Alcoa purchase alumina from AWAC based on arm’s length terms, which obligation is contained in the AWAC joint venture papers that Alumina has previously filed with the SEC. In particular, Section 5 of the Charter of the Strategic Council, dated December 21, 1994, between Aluminum Company of America and Western Mining Corporation Holdings Limited (the “Charter of the Strategic Council”) provides that sales of alumina by AWAC to Alcoa must be sold at arm’s length prices. Additionally, the volume of alumina to be delivered pursuant to the Supply Agreement is not specified in the Supply Agreement itself, but rather reflects the requirements of Alcoa smelters as determined by Alcoa Inc. on an annual basis, subject to limitations, and which volumes are reflected in the information contained in Alumina Limited’s 20-F. The basis of the price paid by Alcoa smelters is also contained in Alumina Limited’s 20-F. Accordingly, Alumina Limited, which is not itself a party to the Supply Agreement, does not view the Supply Agreement as a material contract upon which Alumina Limited is dependent for purposes of the filing requirements of Form 20-F.

Engineering Comments

Form 20-F for the Year Ended December 31, 2009

Item 4 – Information on the Company, page 17

AWAC Exploration and Mining Properties, page 22

9.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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•	A graphical bar scale or representations of scale, such as “one inch equals one mile”, may be utilised if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identify of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Issuer response:

Maps were filed as an exhibit to our Form 20-F/A for the fiscal year ended December 31, 2006. We will include reference to these exhibits in future filings.

10.	We note you state AWAC does not designate bauxite deposits in terms of reserves, yet in numerous instances when describing your properties you use the terms “resource”, “reserve”, and “ore”. For example, in regards to your Mt Isa Darling Range Special Agreement Mining Lease, you state you drill for resource/reserve definition. Since you do not claim reserves, please explain this apparent inconsistency or revise your disclosure. Furthermore, please remove all disclosure referencing the terms “resource”, “reserve”, or “ore” from your filing. You may disclose quantity estimates for “non-reserve mineralised material”, or a “mineral deposit”, to refer to mineralisation that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.

Issuer response:

We note your comment, and after review of our document have determined that there are instances where our terminology will be changed in future filings to revise our disclosures relating to bauxite deposits. We will refrain from using the terms “resource” and “reserve” and will instead use terms such as “non-reserve mineralised material” and “mineral deposit” where appropriate.

11.	In reference to the table summarising your active bauxite interests, we note some of the bauxite interests listed in the table are not described subsequent to the table under the respective country. For example, the Trombetus property in Brazil is listed in the table yet is not described with your Brazilian properties. Please clarify the reason(s) for these discrepancies and, if required, reconcile the interests listed in your table with an appropriate level of disclosure.

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Issuer response:

AWAC owns less than 10% and therefore Alumina Limited effectively owns less than 4% of the MRN mining property. For completeness, we will include the following information in future filings:

MRN: The business operations of Mineração Rio do Norte, MRN, in Porto Trombetas - Para State – Brazil comprise the extraction of the bauxite, washing, transport by rail, drying and finally loading onto ships for sea transport. In June 1974, an agreement was signed between the shareholders of Mineração Rio do Norte S.A., which currently consist of the following companies: Vale (40%), BHP Billiton Metais (14.8%) Rio Tinto Alcan (12%), CBA-Votorantim (10%), Alcoa Aluminio (8.58%), Alcoa World Alumina (5%), Norsk Hydro (5%) and AWA Brasil (4.62%).

Currently, MRN has an installed production capacity of 18 million tons annually. The average bauxite quality is currently 49.6% for Available Alumina. Mineração Rio do Norte currently operates three mines, namely Saracá, Almeidas and Aviso.

Bakhuis Mountains; Prospective Mining Property, page 27

12.	In your description of the Bakhuis Mountains property, we note you state the exploration licence has lapsed. Please disclose your current legal right to explore, develop, or produce on the Bakhuis Mountains property.

Issuer response:

As detailed in our Form 20-F, our exploration license has lapsed and no exploitation license has been issued.

No other rights have been granted.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ Judith Downes
JUDITH DOWNES
CHIEF FINANCIAL OFFICER

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